UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

AIRBEE WIRELESS, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.00004 PER SHARE

(Title of Class of Securities)

009253105

(CUSIP Number)

Jordan E. Hamburger, Esq.

Manatt, Phelps & Phillips LLP

11355 W. Olympic Boulevard

Los Angeles, CA 90064

Telephone Number: (310) 312-4331

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

    12/31/2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 009253105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Allen & Associates, LLC – 84-1712992
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization a Delaware limited liability company

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 37,832,398
8. Shared Voting Power 0
9. Sole Dispositive Power 37,832,398
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 37,832,398
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 22.2%*
14.	Type of Reporting Person (See Instructions) OO

*	Percentage calculated on the basis of: (i) 139,356,263 shares of common stock issued and outstanding on November 11, 2008, as set forth in Airbee Wireless, Inc.’s Form 10-Q filed on November 19, 2008, for the period ending September 30, 2008, plus (ii) the aggregate number of securities convertible into or exercisable for shares of common stock within 60 days of the date hereof covered by this schedule.

Item 1. Security and Issuer

This schedule refers to the common stock, par value $0.00004 per share, of Airbee Wireless, Inc., 9400 Key West Avenue, Rockville, Maryland 20850.

Item 2. Identity and Background

Allen & Associates, LLC, a Delaware limited liability company, is corporate financial advisor.

Allen & Associates, LLC business address is as follows: 411 Santa Monica Boulevard, Suite B, Santa Monica, California 90401.

The reporting person has not been, within the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The source of the funds used to purchase the securities covered by this schedule is working capital.

Item 4. Purpose of Transaction

The reporting person has acquired the securities covered by this schedule for investment purposes. The reporting person reserves the right, consistent with applicable law, to acquire additional securities of Airbee Wireless, Inc. (whether through open market purchases, block trades, private acquisitions, tender or exchange offers or otherwise), to seek to influence the management or policies of Airbee Wireless, Inc., to dispose of its securities of Airbee Wireless, Inc. or to formulate other purposes, plans or proposals regarding Airbee Wireless, Inc. and any of its securities, in each case in light of the reporting person’s continued evaluation of Airbee Wireless, Inc., market conditions and other factors. Such actions could result in one or more of the transactions described in sub-paragraph (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a) The reporting person owns 7,076,894 shares of common stock and the right to acquire up to 30,755,504 shares of common stock within 60 days hereof, or 22.2%, of Airbee Wireless, Inc.

(b) The reporting person has sole power to vote or to direct the vote and dispose or to direct the disposition of 7,076,894 shares of common stock and securities that represent the right to acquire up to 30,755,504 shares of common stock within 60 days hereof.

(c) 30,755,504 of the securities beneficially owned by the reporting person were acquired from Bartman Bros., a California general partnership, in an exempt private resale of 12% secured convertible debentures and warrants to purchase common stock of Airbee Wireless, Inc., which took place on December 31, 2008. The aggregate consideration paid for such securities is $21,000.00 (in the form of cash and the extinguishment of a pre-existing debt). The reporting person also owns 7,076,894 shares of common stock of Airbee Wireless, Inc., which were received over time in exempt private placements in consideration for consulting services performed by the reporting person.

(d) No person other than the reporting person has the right to receive or power to direct the receipt of dividends from, or the proceeds of the sale of any of the securities.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7. Material to Be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ALLEN & ASSOCIATES, LLC
a Delaware limited liability company

By:	/s/ John Eger
Name:	John Eger
Title:	Authorized Representative